UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

2026 Annual Meeting of Stockholders

On July 17, 2026, C3is Inc. (the “Company”) held its 2026 Annual Meeting of Stockholders (the “Annual Meeting”). At the Annual Meeting, Mr. Harry N. Vafias and Mr. George Xiradakis were each re-elected as a Class III director for a three-year term expiring at the annual meeting of our stockholders in 2029. Our stockholders also ratified the appointment of Deloitte Certified Public Accountants, S.A. as our independent auditors and approved one or more amendments to our Restated Articles of Incorporation, as amended, to effect one or more reverse stock splits of our issued and outstanding shares of common stock, at a ratio of not less than one-for-two and not more than one-for-1,000 and in the aggregate of not more than one-for-1,000, inclusive, with the exact ratio to be determined by our Board of Directors in its discretion; provided each such reverse stock split is effected within three years of such approval.

EXHIBIT INDEX

99.1	EPS Disclosure.

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer